Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor					Yingli Green Energy
					For the period	For the period	For the period	For the nine-
					from January 1,	from August 7,	from August 7,	month period
					2006 through	2006 through	2006 through	ended
	For the year ended December 31,				September 4,	December 31,	Sepetember 30,	September 30,
	2002	2003	2004	2005	2006	2006	2006	2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(in thousands,	except ratios)
Fixed charges
Interest expense	451	192	6,411	5,278	22,441	23,234	5,007	36,118
Interest capitalized	—	3,825	186	5,487	1,384	896	146	18,364
Amortization of debt issuance costs and discounts	—	—	—	—	—	2,555	—	9,070
Estimated interest within rental expense	—	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—

Total fixed charge	451	4,017	6,597	10,765	23,825	26,685	5,153	63,552

Earnings
Pre-tax (loss) income from continuing operations before adjustment for minority interest in consolidated subsidiaries and losses from equity investees	(2,340)	4,369	7,419	79,025	209,302	98,486	45,115	374,695
Fixed charges	451	4,017	6,597	10,765	23,825	26,685	5,153	63,552
Amortization of capitalized interest	—	190	381	504	701	358	89	1,402
Distributed income of equity investees	—	—	—	—	—	—	—	—
Our share of pre-tax income of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Interest capitalized	—	(3,825)	(186)	(5,487)	(1,384)	(896)	(146)	(18,364)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—	—

Total earnings	(1,889)	4,751	14,211	84,807	232,444	124,633	50,211	421,285

Ratio of earnings to fixed charges	(4.2)	1.2	2.2	7.9	9.8	4.7	9.7	6.6